CERTIFICATE OF TRUST

ABS Global Equity Long/Short RIC
(a Delaware statutory trust)

This Certificate of Trust (“Certificate”) of the ABS Global Equity Long/Short RIC (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as the sole trustee of the Trust, to form a statutory trust pursuant to the Delaware Statutory Trust Act (12 Del. C. §§ 3801 et seq.) (the “Act”).

1.	Name. The name of the Trust is the ABS Global Equity Long/Short RIC.

2.	Registered Office and Registered Agent. The registered office of the Trust in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent for service of process for the Trust in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street Wilmington, Delaware 19801.

3.	Registered Investment Company. The Trust is or will become, prior to or within 180 days following the first issuance of beneficial interests thereunder, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C.A. §§ 88a-1 et seq.).

4.	Reservation of Rights. The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change or repeal any provision of this Certificate, in the manner now or hereafter prescribed by statute.

5.	Effective Date. This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of State of the State of Delaware. This Certificate shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of the ABS Global Equity Long/Short RIC has executed this Certificate on the 23 day of June, 2015, in accordance with Section 3811(a)(1) of the Act.

/s/ Laurence K. Russian
Laurence K. Russian, Sole Trustee